

November 27, 2023

Roland Caputo
Chief Financial Officer
The New York Times Company
620 Eighth Ave
New York, NY 10018

> **Re: The New York Times Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response Dated October 18, 2023**
> **File No. 001-05837**

Dear Roland Caputo:

We have reviewed your October 18, 2023 response to our comment letter and have the following comment.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

16. Segment Information, page 111

1. We note your response to comment 5 and the expanded non-GAAP reconciliation for consolidated adjusted operating costs that you intend to include in future filings. Please further revise your proposed disclosures to also reconcile adjusted operating costs by individual segment to the corresponding GAAP measure. The reconciliation should include detail of all significant adjusting amounts.

　　　　Please contact Andrew Blume at 202-551-3254 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Manufacturing

cc:　　　Will Bardeen